Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Three Months Ended February 28,	Year Ended November 30,
	2015 (a)	2014	2013	2012	2011
Pre-tax income from continuing operations	$(3.2)	$12.1	$26.5	$36.9	$30.1
Adjustment for (income) loss from equity investees	—	—	—	—	—
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(3.2)	$12.1	$26.5	$36.9	$30.1
Distributed income equity investees	—	—		—	—
Less: Capitalized interest	—	—		—	—
Amortization of interest previously capitalized	—	—		—	—
Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(3.2)	$12.1	$26.5	$36.9	$30.1
Fixed Charges:
Interest expense	$6.3	$30.6	$29.6	$33.8	$35.3
Interest capitalized during the period	—	1.0	—	—	—
Amortization of debt issuance costs	.5	2.3	2.3	2.7	2.7
Imputed interest portion of rent expense	.4	2.3	2.2	1.4	1.4
Total Fixed Charges	$7.2	$36.2	$34.1	$37.9	$39.4
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$4.0	$48.3	$60.6	$74.8	$69.5
Ratio of Earnings to Fixed Charges	.6	1.3	1.8	2.0	1.8

a.
Due to a net loss in the current quarter ended February 28, 2015, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $3.2 million for the quarter ended February 28, 2015.